SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 5
Rock of Ages Corporation
(Name of Issuer)
Rock of Ages Corporation
Swenson Granite Company LLC
Granite Acquisition, LLC
Kurt M. Swenson Revocable Trust of 2000
Kevin C. Swenson Revocable Trust of 1994 U/D/T 3-10-94
Karen Swenson
Guy A. Swenson, III
Robert L. Pope
Nancy F. Pope
Richard C. Kimball
Richard C. Kimball and Christina W. Kimball, jointly
Christina W. Kimball, as the sole trustee of the Christina W. Kimball Revocable Trust of 2/21/2001
Charles M. Waite
Lois S. Moore Revocable Trust
Peter B. Moore
Peter A. Friberg
Jon M. Gregory
(Name of Persons Filing Statement)
Class A Common Stock, no par value per share
Class B Common Stock, no par value per share
(Title of Class of Securities)
772632105 — Class A Common Stock
None — Class B Common Stock
(CUSIP Number of Class of Securities)

Granite Acquisition, LLC c/o Swenson Granite Company LLC 369 North State Street Concord, NH 03301 Attn: Robert Pope, Kurt Swenson Tel. No.: (603) 225-2783	Rock of Ages Corporation 560 Graniteville Road Graniteville, VT 05654 Attn: James L. Fox Tel. No.: (877) 225-7626	Swenson Granite Company LLC 369 North State Street Concord, NH 03301 Attn: Robert Pope, Kurt Swenson Tel. No.: (603) 225-2783
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copies to:

McLane, Graf, Raulerson & Middleton, PA 900 Elm Street P.O. Box 326 Manchester, NH 03105 Attn: Michael B. Tule Tel. No.: (603) 625-6464	Sheehan Phinney Bass + Green PA 1000 Elm Street Manchester, NH 03101 Attn: Alan L. Reische Tel. No.: (603) 668-0300	Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 Attn: Kent A. Coit Tel. No.: (617) 573-4800
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$25,181,756	$1,795.46

*	Pursuant to the Agreement and Plan of Merger, dated as of October 18, 2010, by and among Rock of Ages Corporation (hereinafter referred to as the “Company” or “Rock of Ages”), Swenson Granite Company LLC (“Swenson Granite”) and Granite Acquisition, LLC, a limited liability company wholly owned by Swenson Granite (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Swenson Granite. At the effective time of the Merger, the shares of Rock of Ages Corporation Class A common stock, no par value and Rock of Ages Corporation Class B common stock, no par value (collectively, the “Common Stock”) held by Swenson Granite, Merger Sub or any other direct or indirect wholly owned subsidiary of Swenson Granite, as well as shares of Common Stock held in the Company’s treasury (collectively, the “Cancelled Shares”) will be cancelled without any consideration payable therefor. The aggregate number of securities to which the transaction applies excludes the anticipated number of Cancelled Shares.

The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $25,181,756, which is the sum of (a) the product of (i) the 4,707,944 shares of Common Stock, which number of shares is the difference between the number of shares of Common Stock outstanding and the Cancelled Shares, multiplied by (ii) the merger consideration of $5.25 per share of Common Stock, plus (b) $465,050, which is the total cash amount required to “cash-out” each of the 177,500 outstanding options to purchase shares of Class A Common Stock having an exercise price per share less than $5.25, at a cash-out price equal to the product of (i) the difference between the exercise price per share of such option and $5.25 per share multiplied by (ii) the number of shares subject to such option.

**	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000713 multiplied by the proposed maximum aggregate value of the transaction, as described above.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,795.46

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Rock of Ages Corporation

Date Filed: October 29, 2010

INTRODUCTION
     This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on October 29, 2010 (as amended prior to the date hereof, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons: Rock of Ages Corporation, a Vermont corporation (“Rock of Ages” or the “Company”), Swenson Granite Company LLC, a Delaware limited liability company (“Swenson Granite”), Granite Acquisition, LLC, a Vermont limited liability company wholly owned by Swenson Granite (“Merger Sub”) and the members of the “Swenson Granite Group,” comprised of the Kurt M. Swenson Revocable Trust of 2000, the Kevin C. Swenson Revocable Trust of 1994, Robert L. Pope, Nancy F. Pope, Richard C. and Christina W. Kimball (individually, jointly and as trustee of the Christina W. Kimball Revocable Trust 2/21/2001), Charles M. Waite, Karen Swenson, the Lois S. Moore Revocable Trust, Peter B. Moore, Peter A. Friberg, Guy A. Swenson, III and Jon M. Gregory.
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to: (i) report the final results of the transaction which is the subject of this Schedule 13E-3; and (ii) amend Item 16 of the Schedule 13E-3 to add (A) as exhibit (a)(8) the press release issued by the Company on January 20, 2011 and (B) as exhibit (b)(2) the Revolving Credit, Term Loan and Security Agreement dated as of January 19, 2011 by and among Swenson Granite, Rock of Ages, Carolina Quarries, Inc., Pennsylvania Granite Corp., People’s United Bank and Key Bank, N.A.
     Except as set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged.
Item 15. Additional Information
Item 1011(b) of Regulation M-A:
Item 15(b) is hereby amended and supplemented as follows:
     On January 18, 2011, at a special meeting of the Company’s stockholders, Rock of Ages’ stockholders voted to approve the Agreement and Plan of Merger, dated as of October 18, 2010, among Rock of Ages, Swenson Granite and Merger Sub.
     On January 19, 2011, Rock of Ages filed Articles of Merger with the Secretary of State of the State of Vermont, pursuant to which Merger Sub, an entity organized by Swenson Granite solely for the purpose of acquiring all of the outstanding shares of the Company’s common stock not already owned by Swenson Granite, was merged with and into Rock of Ages, with Rock of Ages continuing as the surviving corporation. As a result of the merger, Rock of Ages became a wholly owned subsidiary of Swenson Granite. Under the terms of the merger agreement, each share of Rock of Ages Class A and Class B common stock outstanding at the effective time of the merger (other than shares owned by Swenson Granite and its wholly owned subsidiaries and shares as to which appraisal rights have been properly asserted) was cancelled and converted into the right to receive $5.25 in cash, without interest.
     As a result of the merger, Rock of Ages’ Class A common stock ceased to trade on the Nasdaq Global Market as of the close of business on January 19, 2011. Also on January 19, 2011, at the Company’s request, the Nasdaq Global Market filed with the SEC a Notification of Removal from Listing and/or Registration on Form 25 to effect the delisting of Rock of Ages’ Class A common stock from the Nasdaq Global Market and the deregistration thereof under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rock of Ages expects to file with the SEC a Certification on Form 15 under the Exchange Act to suspend Rock of Ages’ reporting obligations under Sections 13 and 15 of the Exchange Act.

Item 16. Exhibits.
Item 1016 of Regulation M-A:

(a)(1)	Definitive proxy statement for the special meeting of the shareholders of Rock of Ages Corporation, incorporated herein by reference to the Schedule 14A filed by Rock of Ages with the SEC on December 16, 2010 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card for shareholders of Rock of Ages Class A common stock, filed with the SEC together with the Proxy Statement.

(a)(3)	Form of Proxy Card for shareholders of Rock of Ages Class B common stock, filed with the SEC together with the Proxy Statement.

(a)(4)	Letter to shareholders of Rock of Ages, filed with the SEC together with the Proxy Statement.

(a)(5)	Notice of Special Meeting to shareholders of Rock of Ages, filed with the SEC together with the Proxy Statement.

(a)(6)	Press Release dated October 18, 2010 (filed as Exhibit 99.1 to Rock of Ages’ Current Report on Form 8-K dated October 18, 2010 and incorporated herein by reference).

(a)(7)	Press Release dated January 4, 2011 (filed as additional definitive proxy soliciting material on Schedule 14A dated January 4, 2011 and incorporated herein by reference).

(a)(8)	Press Release dated January 20, 2011 (filed as Exhibit 99.1 to Rock of Ages’ Current Report on Form 8-K dated January 20, 2011 and incorporated herein by reference).

(b)(1)	Commitment Letter from People’s United Bank and Keybank, National Association dated as of October 18, 2010 and the form of the related Proposed Credit Agreement (incorporated herein by reference to Exhibit 2 to the Schedule 13D Amendment No. 1 filed by Swenson Granite and the members of the Swenson Granite Group on October 20, 2010).

(b)(2)	Revolving Credit, Term Loan and Security Agreement dated as of January 19, 2011 by and among Swenson Granite, Rock of Ages, Carolina Quarries, Inc., Pennsylvania Granite Corp., People’s United Bank and Key Bank, N.A. (incorporated herein by reference to Exhibit 1 to the Schedule 13D Amendment No. 2 filed by Swenson Granite and the members of the Swenson Granite Group on January 20, 2011).

(c)(1)	Opinion of Covington Associates, LLC (attached as Annex D to the Proxy Statement and incorporated herein by reference).

†(c)(2)	Fairness Opinion presentation materials, dated as of October 15, 2010, prepared by Covington Associates, LLC

†††(c)(3)	Process Update presentation materials, dated as of July 8, 2010, prepared by Covington Associates, LLC

†††(c)(4)	Process Update presentation materials, dated as of August 4, 2010, prepared by Covington Associates, LLC

††(c)(5)	Presentation materials related to the valuation analyses received from Wolf Popper LLP, presented to the special committee on August 4, 2010, prepared by Covington Associates, LLC

†††(c)(6)	Presentation materials related to the purported valuation in shareholder letter, presented to the special committee on August 4, 2010, prepared by Covington Associates, LLC

††(c)(7)	Process Update presentation materials, dated as of September 8, 2010, prepared by Covington Associates, LLC

(d)(1)	Agreement and Plan of Merger dated as October 18, 2010, by and among Swenson Granite, Merger Sub and Rock of Ages (attached as Annex D to the Proxy Statement and incorporated herein by reference).

(d)(2)	Form of Contribution Agreement, dated as of October 18, 2010, entered into by and between Swenson Granite and each member of the Swenson Granite Group (incorporated herein by reference to Exhibit 1 to the Schedule 13D Amendment No. 1 filed by Swenson Granite and the members of the Swenson Granite Group on October 20, 2010).

(d)(3)	Form of Voting Agreement, dated as of October 18, 2010, entered into by and between Swenson Granite and each member of the Swenson Granite Group (incorporated herein by reference to Exhibit 3 to the Schedule 13D Amendment No. 1 filed by Swenson Granite and the members of the Swenson Granite Group on October 20, 2010).

†(d)(4)	Power of Attorney regarding amendments to Schedule 13E-3, dated as of October 29, 2010, granted by the members of the Swenson Granite Group in favor of Kurt M. Swenson.

(f)(1)	Dissenters’ rights of appraisal are described under the caption “SPECIAL FACTORS—Dissenters’ Rights” set forth in the Proxy Statement and in Annex E to the Proxy Statement (entitled “Chapter 13 of the Vermont Business Corporation Act”) and are incorporated herein by reference.

†	Previously filed with the Schedule 13E-3 filed with the SEC on October 29, 2010.

††	Previously filed with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on December 1, 2010.

†††	Previously filed with Amendment No. 2 to the Schedule 13E-3 filed with the SEC on December 9, 2010.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

ROCK OF AGES CORPORATION
Date: January 20, 2011	By:	/s/ Laura Plude
Laura Plude, Chief Financial Officer

SWENSON GRANITE COMPANY LLC
Date: January 20, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, Chairman

GRANITE ACQUISITION, LLC
Date: January 20, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, Manager

KURT M. SWENSON REVOCABLE TRUST OF 2000
Date: January 20, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, Trustee

THE KEVIN C. SWENSON REVOCABLE TRUST OF 1994 U/D/T 3-10-94
Date: January 20, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Kevin C. Swenson, Trustee

Date: January 20, 2011	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Robert L. Pope

Date: January 20, 2011	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Nancy F. Pope

RICHARD C. KIMBALL IRA
Date: January 20, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Richard C. Kimball

CHRISTINA W. KIMBALL REVOCABLE TRUST OF 2-21-2001
Date: January 20, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Christina W. Kimball, Trustee

Date: January 20, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Richard C. Kimball, joint tenant

Date: January 20, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Christina W. Kimball, joint tenant

Date: January 20, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Charles M. Waite

Date: January 20, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Karen Swenson

LOIS S. MOORE REVOCABLE TRUST
Date: January 20, 2011	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Lois S. Moore, Trustee

Date: January 20, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Peter B. Moore

Date: January 20, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Peter A. Friberg

Date: January 20, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Guy A. Swenson, III

Date: January 20, 2011		/s/ Kurt M. Swenson
Kurt M. Swenson, as attorney-in-fact for Jon M. Gregory